March 5, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn.: John Reynolds, Assistant Director

Re:	China Water Group, Inc. (the “Company”)

Form 10-K A/1 for the Fiscal Year Ended December 31, 2008

File No. 0-26175

Ladies and Gentlemen:

The Company has reviewed your letter, dated January 26, 2010, regarding the above filing and offers the following additional information and comments.  As indicated below, the Company is also amending the filing in response to your comments.    The numbered paragraphs below correspond to the numbered paragraphs in your letter.

1,2    The filing has been revised  to indicate that we believe that internal controls  are now effective and no material weakness exists as to financial reporting.

3.      The Company has revised the description of “Employment Agreements in response to the comment.

4.     The filing has been revised to add disclosures regarding loans to and from affiliated companies.

5.      Exhibit 1012 was an exhibit to a Form 8-K dated December 29, 2007, not December 27, 2009, and this typographical error has been corrected in the filing.

6.     New certifications have been filed which the Company believes comply with the regulations cited.

7, 8.   The amended filing discloses the terms of the $5.95 million liability recorded in connection with the acquisition of Xinchen and explains the amount represents the fair value of the liability incurred at the acquisition date.  The amendment  discloses that the amount does not represent a contingent payment under paragraph 25 of SFAS 141.  Other disclosures required under paragraph 51 of SFAS 141 have also been made.  As the net assets of the acquired entity was negative at the acquisition date, the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date was not provided.  Please refer to the revised Note 2 to the financial statements for further disclosures.

9.   The Company has filed the requested Form 8-K.

10.     Deferred tax asset is now part of the Assets of discontinued division.  As such, it is no longer separately presented on the restated balance sheet as of December 31, 2008.  Note 16 has been added for income taxes.

11, 12 and 13.     The consolidated financial statements for the quarterly period ended March 31, 2009 will be amended per your comment when we amend the Form 10-Q.  We will also make the other requested changes.  Based on telephone conversations with the staff, we are not amending the 10-Q for the period ended March 31, 2010 until the comments relating to the financial statements included in the Form 10-K for the year ended December 31, 2010 are resolved.

Please feel free to contact me at 914-674-4373 if you require any further information with respect to the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton